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Exhibit 23.2


               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
U.S. Plastic Lumber Corp.:


We consent to the incorporation by reference in the registration statement on Form S-8 (File No. 333-76277) of U.S. Plastic Lumber Corp. of our report dated March 22, 2002, with respect to the consolidated balance sheet of U.S. Plastic Lumber Corp. as of December 31, 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2001, before the restatements and reclassifications related to the discontinued operations and the adoption of Statement of Financial Accounting Standard No. 145 described in the summary of significant accounting policies to the financial statements, which report appears in the December 31, 2002 annual report on Form 10-K of U.S. Plastic Lumber Corp.

Our report dated March 22, 2002, contains an explanatory paragraph that states the Company has suffered recurring losses from operations, has an accumulated deficit and a working capital deficit as of December 31, 2001, of approximately $61.0 million and $60.5 million, respectively, and has not made its scheduled principal and interest payments on its Senior Credit Facility. The Company's failure to make its principal and interest payments constitute an event of default that permits the lenders under the Senior Credit Facility to accelerate their maturity. The Company currently does not have the financial resources to repay its debt obligations as they become due. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also consent to the reference to our firm under the heading "Experts" in the prospectus included in the foregoing registration statements.





KPMG

Miami, Florida
April 11, 2003